Exhibit 99.1

RICHMONT MINES INC.

Notice of Annual and Special General Meeting of Shareholders

and

Management Information Circular

April 4, 2011

These security holder materials are sent to registered and non-registered owners of shares. If you are a non-registered owner of shares, and have received these documents from the securities issuer or its agent, your name, address and information concerning the securities you hold were obtained from the intermediary who holds these securities for your account in accordance with securities regulations.

By choosing to send these materials directly to you, the issuer (and not the intermediary who holds the securities for your account) assumes the responsibility of i) sending you these documents and ii) executing your voting instructions. Please return your voting instructions to the recipient indicated on the voting instruction form.

RICHMONT MINES INC.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special General Meeting of the Shareholders of Richmont Mines Inc. (the “Company”) will be held in the Elizabeth Room, at the Mount Stephen Club, located at 1440 Drummond Street, in Montreal, Quebec, on Friday, May 13, 2011 at 9:00 a.m. (EST) for the purposes of:

1°	receiving the annual report and the consolidated financial statements of the Company for the financial year ended December 31, 2010 and the auditors' report thereon;

2°	electing the directors of the Company;

3°	appointing the auditors of the Company and authorizing the Board of Directors to determine their remuneration;

4°	to consider and, if deemed advisable, to adopt the resolution in order to approve, confirm and ratify the amended and restated shareholder rights plan;

5°
to consider and, if deemed advisable, to adopt a special resolution (the “Special Resolution”) for the purpose of amending the articles of the Company, proposed as follows, all as more particularly described in the accompanying Management Information Circular:

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS:

1.
THAT the articles of incorporation of the Company be amended to include provisions to the effect that: (i) the board of directors may, at its discretion, appoint one (1) or more directors, who shall hold office for a term expiring no later than the close of the annual meeting of shareholders following their appointment, but the total number of directors so appointed may not exceed one-third (1/3) of the number of directors elected at the annual meeting of shareholders preceding their appointment; and (ii) the board of directors may, at its discretion and from time to time, determine the place, whether within or outside of the Province of Québec, where a meeting of shareholders shall be held; and

2.
THAT any director or officer of the Company be, and each of them is hereby authorized and directed, for and in the name of and on behalf of the Company, to execute and deliver or cause to be delivered Articles of Amendment under the Business Corporations Act (Québec) and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

6°
to consider and, if deemed advisable, to adopt a resolution in the form set out in this Management Information Circular in order to approve and ratify the amendment to the Company’s By-laws proposed in connection with the nomination of one (1) or more directors; and

7°	transacting such other business as may be properly brought before the meeting.

The enclosed Management Information Circular contains additional information on the matters that will be discussed at the meeting and forms an integral part of this notice.

Only registered shareholders at the close of business on April 1, 2011 will receive a Notice of the Annual and Special General Meeting of Shareholders and will be entitled to vote, in person or by proxy, at the meeting.

By order of the Board of Directors

/s/ Sidney M. Horn
Montreal, Quebec	Sidney M. Horn
April 4, 2011	Secretary

IMPORTANT

As the objective is to have the greatest possible number of shares represented and voted at the Annual and Special General Meeting, shareholders who are unable to attend the meeting are requested to COMPLETE, DATE and SIGN the enclosed proxy form and to RETURN it to Computershare Investor Services inc. in the enclosed envelope provided for that purpose before 5:00 p.m. (EST) on May 11, 2011. Please refer to the enclosed Management Information Circular for additional details.

RICHMONT MINES INC.

MANAGEMENT INFORMATION CIRCULAR

1.	SOLICITATION OF PROXIES

This circular is furnished in connection with the solicitation of proxies by the management of Richmont Mines Inc. (the "Company") for use at the Company’s Annual and Special General Meeting of Shareholders (the "Meeting"), scheduled to be held on May 13, 2011 at 9:00 a.m. EST at the place and for the purposes set forth in the accompanying notice of meeting (the "Notice"), or at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of March 31, 2011. All amounts stated herein are in Canadian Dollars.

The Company will bear the cost of soliciting proxies. Proxies may be solicited by mail, and the directors, officers or regular employees of the Company may solicit proxies personally, by telephone or by other electronic means of communication. None of these individuals will receive additional compensation for such efforts. The Company reserves the right to employ third parties to solicit proxies in like fashion for reasonable remuneration. The Company will reimburse banks, brokerage firms, and other custodians, intermediaries and trustees for their reasonable expenses incurred in sending proxy material to beneficial owners of shares and requesting authority to execute proxies.

2.	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy form are directors of the Company. Each shareholder has the right to appoint a person (who needs not be a shareholder of the Company) other than the persons whose names appear as proxy in the proxy form, to represent him at the Meeting. For that purpose, the shareholder must strike out the names put forward by management in the accompanying proxy form, and clearly insert the name of the person chosen in the blank space provided.

To be valid, a proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney authorized in writing. The proxy, to be acted upon, must be deposited with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (EST) on the second business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

A shareholder may revoke a proxy at any time prior to its use in any manner permitted by law, including by instrument in writing executed by the shareholder, or by his attorney authorized in writing, or in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (EST) on the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

3.	USE OF THE PROXIES

The persons named in the accompanying proxy form will ensure that the shares are voted in accordance with the instructions of the shareholders appointing them. In the absence of such instructions, the Board of Directors of the Company and management are recommending that shareholders vote IN FAVOUR of the matters identified as items 2, 3, 4, 5 and 6 of the attached notice of Meeting.

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters except for the approval of the Special Resolution, which requires an affirmative vote of not less than two-thirds (2/3) of the votes cast, in person or by proxy, at the Meeting in order to be adopted.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or changes to all matters identified in the Notice or other matters which may be properly brought before the Meeting. Should any amendment, change, or other matter be properly brought before the Meeting, the persons named in the enclosed proxy form will vote on such matter in accordance with their best judgment.

4.	VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The directors of the Company have set the close of business on April 1st, 2011, as the close of business, as the record date for the determination of the shareholders entitled to receive notice of the Meeting, and the date to vote thereat. All holders of at least one common share of the Company as of that date will have the right to vote at the Meeting.

Under the Company’s by-laws, the quorum at any shareholders meeting is two shareholders present in person who hold or represent by proxy not less than 10% of the shares issued by the Company and entitled to vote at the Meeting.

The election of the nominees for director positions, the appointment of the auditors and authorization to fix their remuneration and the approbation of the amended and restated shareholder rights plan, will each be determined by the majority of the votes cast at the meeting by proxy or in person.

As of March 31, 2011, 31,375,063 common shares of the Company were issued and outstanding, each giving the right to one vote at the Meeting.

As of March 31, 2011, to the knowledge of the directors and executive officers of the Company, Oxbridge Bank & Trust SCC (“Oxbridge”), an entity ultimately controlled by H. Greg Chamandy, a member of the Board of the Company and Executive Chairman of the Board, is the only shareholder, directly or indirectly, beneficially owning or control over more than 10% of the outstanding common shares of the Company. Oxbridge, with its joint actors, beneficially owns or controls directly or indirectly 5,013,254 common shares and 105,000 common share options, representing approximately 16.3% of the outstanding common shares of the Company, excluding the common shares underlying the other outstanding options.

5.	ELECTION OF DIRECTORS

Pursuant to its articles of incorporation, the business of the Company is managed by a Board of Directors composed of a minimum of three and a maximum of eleven directors. The term of office of each director elected at the Meeting shall end at the date of the next annual meeting following his election or nomination, or at the date of the election or nomination of his successor, unless he resigns or his office becomes vacant by reason of death or any other cause in accordance with the by-laws of the Company.

Information on the Nominees for Election as Director

The following table presents information regarding each member of the Board of Directors of the Company.

Name and office held with	Residence	Principal	Director	Number of shares	Number of
the Company		occupation	Since	over which	options over
				beneficial	which beneficial
				ownership or	ownership or
				control is	control is
				exercised, directly	exercised, directly
				or indirectly, as at	or indirectly, as at
				March 31, 2011(1)	March 31, 2011
H. Greg Chamandy Director and Executive Chairman of the Board	Westmount Canada	Businessman	May 14, 2009	5,013,254(2)	105,000

Denis Arcand (3) Director and Vice-Chairman of the Board	Brossard Canada	Businessman(4)	September 28, 1995	36,348	80,000

Martin Rivard (5) Director, President and Chief Executive Officer	Rouyn- Noranda Canada	President and Chief Executive Officer of the Company (6)	October 1, 2005	1,035,000(7)	324,000

Réjean Houle (5)(8) Director	La Salle Canada	Ambassador, Canadien Hockey Club Inc.(9)	January 27, 1989	40,000	80,000

Raynald Vézina, Eng.(3)(10) Director	Charlesbourg Canada	Mining Consultant (6)	October 30, 2006	20,500	60,000

Elaine Ellingham (5)(10) Director and Chairman of the Environnemental, Health and Safety Committee	Toronto Canada	President, Ellingham Consulting Ltd.	February 4, 2010	__	80,000

Michael Pesner (3) Director and Chairman of the Audit Committee	Montreal Canada	President, Hermitage Canada Finance Inc.	November 1st, 2010 (11)	__	76,000

Sam Minzberg (8) Director and Chairman of the Human Resources and Compensation Committee	Westmount Canada	Partner, Davies Ward Phillips & Vineberg LLP	February 4, 2010	__	80,000

Jean-Pierre Ouellet (8)(10) Director and Chairman of the Corporate Governance and Ethics Committee	Outremont Canada	Venture partner, St. Lawrence Capital LP and Director of Companies	February 4, 2010	__	80,000
Notes:
1)	As the Company has no personal knowledge of the number of shares controlled by the above-mentioned nominees, the information was provided by each of them.
2)

Of this number, 4,020,854 and 32,000 common shares are held respectively by Oxbridge Bank & Trust SCC, an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

3)	Member of the Audit Committee.

4)	President of a private management company.
5)	Member of the Environmental, Health and Safety Committee
6)

Mr. Rivard and Mr. Vézina are also members of the Board of Directors of MISA, an organization of private, public and parapublic enterprises, whose goal is to ensure the ongoing vitality of the Quebec mining industry.

7)	Of which number, 1,000,000 Common Shares are held by Les Entreprises Trémoy Ltée, Mr. Rivard being director, officer and holder of 50% of the voting shares thereof.
8)	Member of the Human Resources and Compensation Committee.
9)	National Hockey League team.
10)	Member of the Governance and Ethics Committee.
11)

Mr. Pesner was named Director and Chairman of the Audit Committee by the Board of Directors on November 1, 2010, replacing Mr. A. Michel Lavigne, who resigned from his role as member of the Board of Directors on October 4, 2010.

The persons whose names are printed on the enclosed proxy form intend to vote at the Meeting FOR the election of the nominees, whose names are set forth above, to the Board of Directors, unless the shareholder signing the proxy has indicated his or her intention to abstain from voting with respect to the election of directors.

Management is not presently aware of any nominees unwilling to serve as a director if elected. However, in the event that any vacancies occur in the slate of nominees submitted herewith prior to the Meeting, the enclosed proxy form confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the Board of Directors of the Company, unless instructions have been given to abstain from voting with respect to the election of directors.

6.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as indicated below, no nominee for election as director:

(a)

is, on the date of the Circular, or has been, within ten years before that date, a director, chief executive officer or chief financial officer of a company (including the company in respect of which the circular is being prepared) which was subject to a cease trade order or an order similar to a cease trade order, or an order that denies the company access to any exemption under securities legislation, issued:

	(i)	while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

	(ii)	after the nominee ceased to act in the capacity as a director, chief executive officer or chief financial officer and arising from an event that occurred while he or she acted in this capacity;

(b)

is, on the date of the Circular, or has been, within the last ten years before that date, a director or an executive officer of a company (including the company in respect of which the circular is being prepared) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

within the last ten years before the date of the Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Mr. Jean-Pierre Ouellet was a director of GBO Inc. when GBO Inc., on June 11, 2004, filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

No nominee for election as a director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered material by a reasonable investor who has to decide whether it is appropriate to vote for a nominee for election as director.

7.	COMPENSATION OF DIRECTORS AND OFFICERS

The compensation package for directors and senior management of the Company has been designed to offer these individuals a competitive total compensation level, that is in accordance with market conditions and that will help the Company recruit and retain the best candidates. It has equally been designed to align the Company’s corporate strategy, values and director interests with those of the shareholders.

Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2010

During the financial year ended December 31, 2010 the three Named Executive Officers of the Company (as hereinafter defined) were paid an aggregate cash remuneration of $1,231,758.

The following information sets forth the remuneration paid for the financial year ended December 31, 2010 by the Company and its subsidiaries to the Company’s President and Chief Executive Officer, Director, Finance and other executive officers (collectively, the “Named Executive Officers”) who have received in return for services rendered to the Company or its subsidiaries in any capacity, an aggregate compensation exceeding $150,000 during the latest fiscal year. The Company does not offer a long term incentive plan.

Summary Compensation Table of the Named Executive Officers

Name and principal position	Fiscal year	Salary($)	Share- based awards ($)	Option-based awards ($)[2]	Non-equity incentive plan compensation ($)		Pension value ($)	All othercompensation ($)(3)	Total compensation ($)
					Annual incentive plans (Bonus)	Long term incentive plans
Martin Rivard(1)	2010	296,948	n/a	118,257	120,000	n/a	n/a	33,628	568,833
President and Chief	2009	219,231		126,450	60,000			8,769	414,450
Executive Officer	2008	206,265		31,500	75,000			8,250	321,015

Christian Pichette	2010	254,698	n/a	79,642	55,000	n/a	n/a	61,188	450,528
Vice-President,	2009	244,615		84,300	50,000			9,785	388,700
Operations	2008	242,943		55,250	50,000			9,718	357,911

Nicole Veilleux	2010	134,820	n/a	38,614	30,000	n/a	n/a	8,963	212,397
Director, Finance	2009	129,231		42,150	12,500			5,169	189,050
	2008	121,127		39,500	10,000			4,516	175,143
Notes:
1)	The President and Chief Executive Officer did not receive remuneration in his capacity as a director of the Company in 2010.
2)

During 2010, the Company granted a total of 98,000 options to the above-mentioned executive officers on December 09, 2010.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model. This value corresponds to the fair accounting value established in accordance with generally accepted accounting principles and according to the following assumptions:

	2010	2009	2008
Risk-free rate:	2.2%	2.3%	3.2%
Expected option life:	4 years	4 years	4 years
Volatility:	62%	56%	39%
Expected dividends yield:	0%	0%	0%

3)

The heading “Other Compensation” includes:

a) the amount that was paid to each of the senior management designed to be equivalent to the amount that would normally be paid in the form of a retirement savings plan. Please see the section entitled “Other Compensation” below.

b) as each of the members of management mentioned above exercised options on one or several occasions in 2010, the heading “other compensation” similarly includes the amount of taxable benefit associated with the exercising of options. More specifically:
Martin Rivard exercised 25,000 options on November 9, 2010 at an exercise price of $4.36, which represented a taxable benefit of $21,750;

Christian Pichette exercised 25,000 options on September 13, 2010 at an exercise price of $4.97, 25,000 options on October 1, 2010 at an exercise price of $4.97, and 50,000 options on December 8, 2010 at an exercise price of $4.36, which resulted in a total taxable benefit of $51,000;

Nicole Veilleux exercised 3,000 options on November 9, 2010 at an exercise price of $4.04, representing a taxable benefit of $3,570.

Compensation Discussion and Analysis of the Named Executive Officers for the Financial Year Ended December 31, 2010

The Human Resources and Compensation Committee endeavours to ensure that the Company’s compensation policies attract and retain highly qualified and experienced executive officers while compensating them according to their personal performance and the overall performance of the Company.

The Human Resources and Compensation Committee makes recommendations to the Board of Directors with regard to the following elements that form the compensation of each of the Named Executive Officers of the Company:

  base salary;

  annual cash premium (bonus); and

  share options.

External Remuneration Consultant

During the fiscal year ended December 31, 2010, the Board of Directors hired Towers Watson, an independent consulting firm, to determine the appropriate level of remuneration for Named Executive Officers for the 2010 period. Taking into consideration that the mining industry is rapidly growing and experienced employees are in strong demand, Towers Watson reviewed the remuneration packages of employees of mining companies that are comparable to the Company, in similar positions as Richmont’s Named Executive Officers. Based on their findings, Towers Watson provided recommendations to the Human Resources and Compensation Committee regarding total remuneration for Named Executive Officers, which included details about base salary, bonus and share option levels. The Human Resources and Compensation Committee analyzed the report and made certain recommendations to the Board of Directors who, in turn, reviewed and analyzed the performance of the Named Executive Officers in question, and subsequently determined their total remuneration, the details of which are outlined below. Professional fees paid to Towers Watson in 2010 totaled approximately $39,000.

Base salary

The base salaries of Named Executive Officers are reviewed every year by taking into consideration the responsibilities specific to the position, the experience and performance of each of the Named Executive Officers as well as the overall financial performance of the Company.

Share-based Awards

The company does not grant any form of share-based awards to its officers.

Annual cash premium (bonus)

The payment of an annual cash bonus represents a short term incentive to the Named Executive Officers of the Company, and aims to foster the realization of performance objectives by each officer. For the fiscal year ended December 31, 2010, the Human Resources and Compensation Committee awarded annual cash premiums to the Named Executive Officers set out in the “Summary Compensation Table of the Named Executive Officers”.

More generally, the members of the Human Resources and Compensation Committee focused on the performance and productivity level of each individual director, with the objective of granting annual bonus levels that would align the total compensation package of each individual director with those of comparable mining companies. The President and Chief Executive Officer’s bonus level was linked to objectives that had been predetermined by the Board of Directors, and as 80% of these objectives were attained, the bonus level was established at $120,000, which represented 40% of the President and Chief Executive Officer’s base salary.

The Vice-President, Operations was paid a bonus of $55,000 in 2010, based on the achievement of production objectives, his role in the daily management of the Company’s operations, and his contribution to the evaluation of mining properties in 2010.

The Director, Finance was paid a bonus of $30,000 in 2010, to reflect her leadership in the effective and appropriate application of International Financial Reporting Standards (“IFRS”) to the Company’s operations, as well as her involvement in the successful integration of Louvem Mines Inc., following its acquisition in 2010.

Share Option Plan based Compensation

The Company has a Share Option Plan pursuant to which share options can be awarded to Named Executive Officers by the Board of Directors, following a recommendation by the Human Resources and Compensation Committee or at its discretion. The terms of the Share Option Plan are described hereunder under the heading “Share Option-plan based compensation”. The share option awards aim to attract and retain executive officers by allowing them the opportunity to participate in the Company’s success. Generally speaking, the share option awards to Named Executive Officers are recommended by the Human Resources and Compensation Committee at the time of hiring and every year thereafter during the salary revision process. However, the Board of Directors may grant share options at any given time when deemed appropriate. The Company considers share options an important part of the compensation package offered to executive officers.

For the year 2010, the number of options granted to each of the senior management was calculated using the Black & Scholes model on the date that the options were granted, in order to ensure that total compensation levels were similar to those earned by members of management occupying comparable roles at mining companies of a similar size.

Please note that all options included in the above table expire five years after they were granted by the Board of Directors. To determine the exercise price, the Board of Directors uses the average closing price of a common share of the Company sold as part of the last board lot on the TSX and NYSE Amex on the trading day immediately preceding the date of issuance on which a board lot of common shares was sold on these exchanges. However, the exercise price for these options cannot be inferior to that of the market price, as determined by the closing asked price of a share on the TSX the trading day immediately preceding the grant date.

Other remuneration

For the year 2010, the Director, Finance also received an amount equivalent to 4% of her base salary, which was deposited into a retirement savings plan.

Similarly, the President and Chief Executive Officer and the Vice-President of Operations, received the equivalent of 4% of their base salaries in cash, a sum that the individuals may use at their discretion.

Options Grants to Named Executive Officers During the Most Recently Completed Financial Year Ended December 31, 2010

Name and Principal Position	Securities Under Options Granted (#)	Total Options Granted in Financial Year(1) (%)	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant(2) ($/Security)	Expiration Date

Martin Rivard, President & Chief Executive Officer	49,000	5.79	5.09	5.09	Dec. 8, 2015

Christian Pichette, Vice- President, Operations	33,000	3.90	5.09	5.09	Dec. 8, 2015

Nicole Veilleux, Director, Finance	16,000	1.89	5.09	5.09	Dec. 8, 2015

Notes:

1)	In 2010, a total of 846,000 options were awarded.
2)	The market value corresponds to the closing price of the Company’s shares on the TSX the day immediately prior to the date of grant.

Outstanding Option-Based Awards to Named Executive Officers as at December 31, 2010

		Option Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(1) ($/Security)	Option Expiration Date	Value of Unexercised in-the-Money Options(2) ($)

Martin Rivard	25,000	4.36	Jan. 30, 2011	18,750
President and Chief	50,000	2.83	Dec. 13, 2011	114,000
Executive Officer	50,000	2.88	August 7, 2012	111,500
	50,000	3.15	Dec. 13, 2012	98,000
	50,000	1.80	Dec. 11, 2013	165,500
	75,000	3.55	Dec. 10, 2014	117,000
	49,000	5.09	Dec. 8, 2015	980

Christian Pichette	50,000	2.83	Dec. 13, 2011	114,000
Vice-President,	25,000	2.83	July 10, 2013	57,000
Operations	50,000	1.80	Dec. 11, 2013	165,500
	50,000	3.55	Dec. 10, 2014	78,000
	33,000	5.09	Dec. 8, 2015	660

Nicole Veilleux	12,000	4.04	August 3, 2011	12,840
Director, Finance	15,000	2.74	Jan. 7, 2012	35,550
	25,000	2.83	July 10, 2013	57,000
	25,000	1.80	Dec. 11, 2013	82,750
	25,000	3.55	Dec. 10, 2014	39,000
	16,000	5.09	Dec. 8, 2015	320

Notes:

1)	The exercise price of the options corresponds to the closing price of the Company’s shares on the TSX the day immediately prior to the day the shares were granted.
2)	The value is based on the December 31, 2010 closing price of the Company’s shares on the TSX, which was $5.11.

Share Option Plan Based Compensation

Description of the Share Option Plan

The Company has only one equity-based compensation plan, a share option plan, for the benefit of the Company’s and its affiliates officers, directors, employees and service providers (the « Plan »). On May 14, 2009, the shareholders approved an amendment to the Plan that increased the number of common shares in respect of which options may be granted under the Plan from 4,444,400 to 5,245,000, an increase of 800,600 shares.

The total number of common shares issuable under the Plan is 5,245,000, representing approximately 16.7% of the common shares issued and outstanding as at March 31, 2011. On this date, options for the acquisition of a total of 2,198,000 common shares under the Plan were outstanding and priced between $1.80 and $5.41 per share, representing approximately 7.0% of the common shares issued and outstanding on that date.

Between the Plan’s implementation in 1995 and December 31, 2010, 2,203,200 options have been exercised. The Plan is an important element of the compensation package offered to the Company’s executive officers, directors and employees in order to attract and retain these individuals and to align their interests with those of the Company.

As at December 31, 2010, options to acquire a total of 2,311,000 common shares had been granted under the Plan, representing 7.4% of the common shares issued and outstanding on this date, which left a balance of 730,800 available options to be issued by the Board of Directors pursuant to the Plan, as indicated in the table below.

Information on the Share Option Plan as at December 31, 2010

	Number of shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of shares available for future grants under the plan

Share Option Plan (approved by the holders)	2,311,000	$3.46	730,800

During the year 2010, 15 option holders exercised a total of 401,000 options.

The number of shares issued to an insider and to persons related to an insider, during any one year period, under all equity-based compensation arrangements of the Company, cannot be greater than 5% of the shares issued and outstanding. In addition, the number of shares that may be issued to insiders, at any time, under all equity-based compensation arrangements of the Company, cannot be greater than 10% of the shares issued and outstanding. Moreover, the number of shares issued to insiders during any one year period, under all equity-based compensation arrangements of the Company, cannot be greater than 10% of the shares issued and outstanding. Finally, shares under option that have expired or have been cancelled before they were exercised may be subject to a new option under the Plan. The number of shares reserved for issuance to an option holder cannot be greater than 5% of the shares issued and outstanding.

It is important to note that options cannot be assigned or transferred. However, the personal representative of the option holder may, as long as he respects the terms of the Plan, exercise the options during the exercise period. Furthermore, the Company does not offer financial aid to the option holder at the exercise of the options.

The Plan is managed by the Board of Directors who establish the terms of the option grants, including the exercise price, provided however, that the exercise price is not lower than the market price, as determined by the closing asked price of a share on the TSX on the trading day immediately preceding the date of grant.

The options granted under the Plan are vested or become subject to exercise according to the terms established by the Board of Directors at the time of grant. In addition, the options can no longer be exercised and expire at a date set by the Board of Directors, which can be no later than 10 years from the date of grant. If the expiry date falls during a blackout period (during any period when the Company’s policies do not permit an option holder to exercise an option) or within ten business days following the last day of the blackout period, then the expiry date will be the last day of this ten business day period. Following the death, termination without cause, resignation or early retirement of an option holder, the options that remain unexercised must be exercised within 60 days in the case of the termination without cause, resignation or early retirement, or within six months in the case of the death of an option holder. The Board of Directors has the discretionary power to modify these terms and periods, provided that options cannot expire later than 10 years from the date on which they were granted.

When certain corporate events occur, such as a merger, winding-up, dissolution or acquisition of the Company, the Board of Directors may accelerate the vesting of the options so that all options may be exercised during a period of 30 days after the option holders have been so advised, and after this 30 day period all unexercised options will expire.

The Board may, at any time and from time to time, amend, suspend or terminate the Plan, in whole or in part, or amend any term of any issued and outstanding Option (including, without limitation, the price at which shares may be purchased under the Plan, and the vesting and the expiry date of an outstanding Option) provided that no such amendment, suspension or termination may be made without:

o	obtaining approval of the shareholders of the Company, unless such approvals are not required pursuant to the Plan or applicable regulatory authority or stock exchange requirements;

o	obtaining any required approval of any applicable regulatory authority or stock exchange; and

o

in the case of issued and outstanding options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned option holder in the event that the amendment materially prejudices the option holder’s rights.

Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

o	changing the eligibility for, and limitations on, participation in the Plan;

o

modifying the periods during which options may be exercised, subject to, as the case may be, (i) the expiry date occurring on or before the tenth anniversary of the grant date, and (ii) a maximum extension of three years beyond the initial expiry date for any option holder;

o

changing the terms on which options may be awarded and exercised including the provisions relating to the exercise price, the date on which an option becomes exercisable, the expiry date, the right to assign an option and the adjustments to be made pursuant to the Plan;

o

making any addition to, deletion from or alteration to the provisions of the Plan that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

o	correcting or rectifying any ambiguity, defective provision, error or omission in the Plan; and

o	changing the provisions relating to the administration of the Plan;

unless any amendment made to the Plan would reduce the exercise price of an issued and outstanding option, lead to a significant or unreasonable dilution of the outstanding shares or provide additional material benefits to insiders, in which case approval of the shareholders of the Company must be obtained. In addition, if an amendment would reduce the exercise price of any outstanding option held by an insider or would extend the expiry date of options held by insiders beyond the exercise periods contemplated under the Plan or provided on the relevant option certificate, approval of the shareholders of the Company, other than the relevant insiders, must be obtained.

The table below describes the share options exercised during the financial year ended December 31, 2010 by Named Executive Officers and the aggregate value realized on unexercised options at Year-End.

Aggregated Option Exercises by Named Executive Officers During the Financial Year Ended on December 31, 2010 and Financial Year-End Option Values

Name and principal position	Shares Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in- the-Money Options at Year-End(2) ($) Exercisable/ Unexercisable

Martin Rivard	25,000	21,750	224,800 / 124,200	446,646 / 179,084
President and Chief
Executive Officer

Christian Pichette	100,000	51,000	121,600 / 86,400	278,832 / 136,328
Vice-President, Operations

Nicole Veilleux	3,000	3,570	67,200 / 50,800	140,794 / 86,666
Director, Finance

Notes:

1)

The aggregate dollar value realized is equal to the indicated number in the column entitled “Shares acquired on Exercise” times the difference between the low price of the common shares of the Company on the TSX on the day that the Named Executive Officer exercised his or her options and the exercise price of the options.

2)	The value is based on the closing price of the common shares of the Company on the TSX on December 31, 2010, which was $5,11.

Incentive Plan Awards to Named Executive Officers – Value Earned During the Financial Year Ended on December 31, 2010

Name and principal position	Option-based Awards – Value on Vesting During the Year(1) ($)	Share-based Awards – Value on Vesting During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)

Martin Rivard President and Chief Executive Officer	109,450	n/a	n/a

Christian Pichette Vice-President, Operations	77,100	n/a	n/a

Nicole Veilleux Director, Finance	39,000	n/a	n/a

Notes:

1)

The value earned during the year is determined according to the closing price on the TSX on the day the options became exercisable, minus the amount to be paid by the Named Executive Officer for exercising his options.

Others

Insurance

The Company carries directors’ and officers’ liability insurance for a maximum amount of $15,000,000, for which the Company pays an annual premium of $105,000.

Indebtedness

No director or candidate to the Board of Directors or executive officer or employee of the Company is currently indebted to the Company or was indebted to the Company or one of its subsidiaries during the year ended December 31, 2010.

Termination and Change of Control Benefits

Employment Contracts

The Company has entered into employment contracts with the Named Executive Officers: Martin Rivard, as President and Chief Executive Officer, Christian Pichette, as Vice-President, Operations, and Nicole Veilleux, as Director, Finance.

The contracts provide that, in the event of termination initiated by the Company without serious cause, namely an act of fraud, theft, criminal negligence or other criminal offence or statutory violation, causing material harm to the Company, or initiated by a Named Executive Officer with cause (no cause is necessary in the case of the President and Chief Executive Officer), or if the contract is not renewed and the employment is terminated at the expiry of the initial term, the Named Executive Officer will be entitled to receive an amount equal to two years (in the case of the President and Chief Executive Officer, three years) of total compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses, RRSP contributions and automobile allowances), based on the annual average of total compensation for the two full financial years preceding the termination date, and the continuation of other benefits over this same period. Notwithstanding the foregoing, in the case of the Vice-President, Operations, if the termination occurs after the renewal of his contract, including the expiry of the renewal period, he instead will be entitled to an amount equal to one year of total compensation and the continuation of other benefits for that same period, while the Director, Finance for her part will be entitled to one month of compensation by year of service, notwithstanding such year of service is completed or not. In the case of the President and Chief Executive Officer, if the termination occurs at the expiry of the renewal period, he instead will be entitled to an amount equal to two years of total compensation. Moreover, and notwithstanding the provisions contained in the share option plan and the conditions of the share options held by the Named Executive Officers, all the share options held by each of the Named Executive Officers will become vested on the termination date. Also, the share options thus vested on the termination date will be exercisable on the earliest of the following two dates: (i) on the dates initially stipulated; or (ii) two years after the termination date (in the case of the President and Chief Executive Officer, three years).

The estimated amount that could be paid by the Company in these given circumstances, assuming that the termination occurred on the last working day of the last financial year of the Company and that this date falls during the initial term of the contract of employment of the Named Executive Officer, is $1,308,323 for the President and Chief Executive Officer, $784,614 for the Vice-President Operations and $403,779 of the Director, Finance. These amounts include the option allocations valued according to the closing price of the Company’s stock on that date, which was $5.11.

Change of Control Agreements

The Company has also entered into an agreement with Executive Chairman of the Board and with each of the Named Executive Officers in case of a change of control.

For the Named Executive Officers:

In the event that, during a three-year period after the date of a “change of control”, the employment contract of a Named Executive Officer were to be terminated by his resignation for valid cause or by the severing by the Company of the employment relationship binding him to the Company for cause other than serious cause or his permanent incapacity, then the Company shall pay him, in addition to the payment of any amount owed to him as unpaid salary and vacation accumulated but not yet taken on the termination date, within 30 days of the termination date, a lump sum equivalent to twice (in the case of the President and Chief Executive Officer, three times) his total average annual compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses (applicable for the period, regardless of whether they are calculated at that time), benefits, automobile allowances and insurance), based on the average annual amount of total compensation for the two full calendar years preceding the termination date, minus applicable deductions. Also, all the share options held by the Named Executive Officer will become vested on the termination date and thereupon may be exercised. Moreover, and notwithstanding the provisions contained in the share option plan and the conditions of the share options held by the Named Executive Officers, the maturity dates of the options thus exercisable will be those initially stipulated, but without exceeding three years after the termination date. The change of control agreements will end upon the termination of the Named Executive Officer within the Company before the occurrence of a change of control.

The estimated amount that could be paid by the Company in these given circumstances, assuming that a change of control occurred on the last business day of the last financial year of the Company, is $1,308,323 for the President and Chief Executive Officer, $784,614 for the Vice-President Operations and $403,779 of the Director, Finance. These amounts include the option allocations valued according to the closing price of the Company’s stock on that date, which was $5.11.

In the event that following termination of employment, amounts are payable to a Named Executive Officer pursuant to an employment contract and a change of control agreement, the Company would only have to pay the greater of the two amounts.

For the Executive Chairman of the Board (the “Executive”):

a) In case of a change of control

In the event that the Executive’s appointment as Chairman of the Board is terminated by the Company (including, without limitation, if the Executive does not stand for election or is not elected a director of the Company) or the Executive resigns from his position as Executive Chairman of the Board, either (1) at the time of, or within twelve (12) months following, the occurrence of a transaction or event constituting a Change of Control, or (2) within 6 months prior to the occurrence of a transaction or event constituting a Change of Control, in each case (if applicable) whether or not the Executive remains non-executive Chairman of the Board or a director of the Company, the Executive will be entitled to the payments and benefits set out hereafter: (a) his annual base salary accrued and unpaid up to and including the date of termination; (b) any annual bonus plan payment to which the Executive may be entitled as of the date of termination; (c) a severance payment equal to 1 time the Executive’s annual base salary.

The estimated amount that could be paid by the Company in these given circumstances, assuming that a change of control occurred on the last business day of the last financial year of the Company, is $352,500 for the Executive Chairman of the Board.

b) In case of a termination other of a change of control

In the event of the termination of the Executive’s appointment as Executive Chairman other of a change of control, either by the Company or by the Executive’s resignation from his position as the Executive Chairman of the Board, (in each case, if applicable, whether or not the Executive remains non-executive Chairman of the Board or a director of the Company), the Executive will be entitled to receive the following compensation: (a) his annual base salary accrued and unpaid up to and including the date of termination; (b) any annual bonus plan payment to which the Executive may be entitled as of the date of termination.

The estimated amount that could be paid by the Company in these given circumstances, assuming that a termination (other of a change of control) occurred on the last business day of the last financial year of the Company, is $117,500 for the Executive Chairman of the Board.

In all of the cases noted above, a change of control occurs when: (i) another party acquires, directly or indirectly, alone or with any person acting in concert with him, more than 33 1/3% of the outstanding voting securities of the Company, (ii) after a takeover bid, a public offer of exchange, a merger, an arrangement, another form of business combination, a sale of assets of the Company or a contested election, or any combination of these transactions, the persons who are directors of the Company immediately prior to these transactions cease, after these transactions, to represent the majority of the directors on the Board , or on the Board of Directors of any parent company or successor of the Company, or (iii) the shareholders of another entity hold more than 33 1/3% of the outstanding voting securities of the entity resulting from a merger, arrangement or other form of business combination with the other entity.

Director Compensation (other than the Executive Chairman of the Board) for the financial year ended on December 31, 2010

During a meeting held in February 2010, the members of the Board of Directors determined the annual compensation granted to the members of the Board for the fiscal year ended December 31, 2010.

During this meeting, it was decided that the members of the Board (with the exception of the Executive Chairman of the Board) would be paid a sum of $20,000 in annual compensation for the 2010 year, that an additional sum of $12,000 would be paid to each of the Chairmen of the Board sub-committees, and that meeting attendance fees would no longer be given to Board members. For the fiscal year ended December 31, 2009, a base compensation of $12,500 was paid to members of the Board, with the exception of Denis Arcand who, as acting Chairman of the Board from April 2009 until mid-December 2009, was paid an additional sum of $40,000. In addition, Directors received an amount of $750 for each meeting attended, including sub-committee meetings.

In addition, the new directors (Jean-Pierre Ouellet, Sam Minzberg, A. Michel Lavigne and Elaine Ellingham) received 50 000 stock options, which are exercisable in annual tranches of 20% as of February 4th, 2010, in accordance with the terms of the stock options plan of the company.

It was similarly decided that a part of the annual compensation of the members of the Board of Directors (with the exception of the Executive Chairman of the Board) would be paid in the form of stock options, thereby providing additional motivation for Board members to increase value for shareholders. Each member of the Board (with the exception of the Executive Chairman of the Board) was therefore granted the equivalent of $60,000 in stock options. These options are exercisable in annual tranches of one third (1/3) beginning February 4, 2011, or November 9, 2011 in the case of Mr. Pesner.

The level of the annual compensation of the members of the Board of Directors (with the exception of the Executive Chairman of the Board) is based on the Human Resources and Compensation Committee’s analysis regarding compensation levels of directors of mining companies that are similar to Richmont.

Executive Chairman of the Board compensation for the financial year ended on December 31, 2010

On February 4, 2010, the Board of Directors authorized the Human Resources and Compensation Committee to retain the services of an independent compensation consultant that would be charged with providing analysis and recommendations for the Executive Chairman of the Board’s compensation package. To this end, Towers Watson was given the mandate by the Human Resources and Compensation Committee to complete this task. The analysis reflected that a competitive compensation package was essential for Richmont to attract and retain the services of experienced officers and directors.

Based on the recommendations from Towers Watson, the Executive Chairman of the Board’s annual compensation was established at $235,000 in 2010. In addition, the Executive Chairman would be eligible to receive an annual bonus equivalent up to 50% of his base compensation, based on the successful achievement of predefined objectives for 2010. As 80% of these objectives were realized, the Executive Chairman of the Board was awarded an additional sum of $94,000 in 2010.

On an aggregate basis, the Company’s eight Board members therefore received total compensation of $1,586,303 during the 2010 fiscal year, as detailed in the table below. Please note that this table does not include the compensation granted to the Chief Executive Officer, who is also a director of the Board. For more details about the Chief Executive Officer’s compensation, please consult the section “Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2010”.

Director Compensation Table for the financial year ended on December 31, 2010

Name	Fiscal	Fees Earned	Share-	Option-	Non-Equity	Pension	All other	Total
	Year	($)	based	based	Incentive Plan	Value	Compensation	($)
			Awards	Awards(1)	Compensation		($)
			($)	($)	(bonus)
					($)

H. Greg Chamandy,	2010	235,000		56,250	94,000			385,250
Executive Chairman of	2009	24,667	n/a	140,400	--	n/a	n/a	165,067
the Board	2008	--		--	--			--

Denis Arcand	2010	20,000	n/a	56,250	n/a	n/a	n/a	76,250
Vice-Chairman of the	2009	60,913		0				60,913
Board	2008	14,087		15,750				29,837

Réjean Houle	2010	20,000	n/a	56,250	n/a	n/a	n/a	76,250
Director	2009	29,426		0				29,426
	2008	15,145		15,750				30,895

Raynald Vézina	2010	20,000	n/a	56,250	n/a	n/a	39,770 (3)	116,020
Director	2009	27,702		0			6,800 (3)	34,502
	2008 (2)	15,145		15,750				30,895

Sam Minzberg	2010	32,000	n/a	156,900	n/a	n/a	n/a	188,900
Director	2009	--		--				--
	2008	--		--				--

Elaine Ellingham	2010	20,000	n/a	156,900	n/a	n/a	n/a	176,900
Director	2009	--		--				--
	2008	--		--				--

Jean-Pierre Ouellet	2010	32,000	n/a	156,900	n/a	n/a	n/a	188,900
Director	2009	--		--				--
	2008	--		--				--

Michael Pesner (4)	2010	5,333	n/a	181,298	n/a	n/a	n/a	186,631
Director	2009	--		--				--
	2008	--		--				--

A. Michel Lavigne(5)	2010	25,202	n/a	156,900	n/a	n/a	9,100 (6)	191,202
Director	2009	--		--			--	--
	2008	--		--			--	--

Notes:
1)

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model. This value corresponds to the fair accounting value established in accordance with generally accepted accounting principles and according to the following assumptions:

		2010	2009	2008
	Risk free-rate :	2.2%	2.3%	3.2%
	Expected Option life :	4 years	4 years	4 years
	Volatility :	62%	56%	39%
	Expected dividends yield :	0%	0%	0%
2)	In April 2008, Mr. Raynald Vézina was also paid a sum of $11,005, including taxes, for professional project evaluation services rendered to the Company.

3)	This amount represents the taxable benefit that resulted from the exercising of options. More precisely:
On March 4, 2009, Mr. Vézina exercised 5,000 options at a price of $1.80, which generated a taxable benefit of $6,800.
On September 13, 2010, Mr. Vézina exercised 9,000 options at a price of $2.95, and 5,000 options at a price of $1.80, which generated a total taxable benefit of $39,770.
4)	Mr. Pesner commenced his position on November 1, 2010. The amounts presented are those that were earned between November 1, 2010 and December 31, 2010.
5)

Please note that Mr. A. Michel Lavigne resigned from his position as director and Chairman of the Audit Committee on October 4, 2010, and that the amounts presented are those earned between February 4, 2010 and October 4, 2010.

6)

This amount represents the taxable benefit attributed to Mr. Lavigne, who exercised 10,000 options on November 25, 2010 at a price of $4.19, which generated a taxable benefit of $9,100. This was in accordance with the Company’s option plan, as it occurred within 60 days of his resignation.

Options Grants to Directors During The Most Recently Completed Financial Year Ended December 31, 2010

Name	Securities	Total Options	Exercise Price	Market Value of	Expiration
	Under	Granted in	($/Security)	Securities	Date
	Options	Financial		Underlying Options
	Granted (#)	Year(1) (%)		on the Date of
				Grant(2)
				($/Security)

H. Greg Chamandy, Director
and Executive Chairman of	30,000	3.55	4.19	4.19	Feb. 3, 2015
the Board

Denis Arcand, Director and	30,000	3.55	4.19	4.19	Feb. 3, 2015
Vice-Chairman of the Board

Réjean Houle	30,000	3.55	4.19	4.19	Feb. 3, 2015
Director

Raynald Vézina	30,000	3.55	4.19	4.19	Feb. 3, 2015
Director

Sam Minzberg	50,000	9.46	4.19	4.19	Feb. 3, 2015
Director	30,000		4.19	4.19	Feb. 3, 2015

Elaine Ellingham	50,000	9.46	4.19	4.19	Feb. 3, 2015
Director	30,000		4.19	4.19	Feb. 3, 2015

Jean-Pierre Ouellet	50,000	9.46	4.19	4.19	Feb. 3, 2015
Director	30,000		4.19	4.19	Feb. 3, 2015

Michael Pesner	50,000	8.98	5.31	5.31	Nov. 8, 2015
Director	26,000		5.31	5.31	Nov. 8, 2015

Notes:

1)	In 2010, a total of 846,000 options were granted.
2)	The market value corresponds to the closing price of the Company’s common shares on the TSX the day before the shares were granted.

Outstanding Option-based Awards to Directors as at December 31, 2010

		Options-based Awards
Name	Number of	Option Exercise	Option Expiration	Value of Unexercised
	Securities	Price(1)	Date	in-the-Money
	Underlying	($/Security)		Options(2)
	Unexercised			($)
	Options
	(#)

H. Greg Chamandy, Director	75,000	4.12	May 13, 2014	74,250
and Executive Chairman of	30,000	4.19	Feb. 3, 2015	27,600
the Board

Denis Arcand, Director and	25,000	2.74	Jan. 7, 2012	59,250
Vice-Chairman of the	25,000	1.80	Dec. 11, 2013	82,750
Board	30,000	4.19	Feb. 3, 2015	27,600

Réjean Houle	25,000	2.74	Jan. 7, 2012	59,250
Director	25,000	1.80	Dec. 11, 2013	82,750
	30,000	4.19	Feb. 3, 2015	27,600

Raynald Vézina	41,000	2.95	Oct. 30, 2011	88,560
Director	15,000	1.80	Dec. 11, 2013	49,650
	30,000	4.19	Feb. 3, 2015	27,600

Sam Minzberg	50,000	4.19	Feb. 3, 2015	46,000
Director	30,000	4.19	Feb. 3, 2015	27,600

Elaine Ellingham	50,000	4.19	Feb. 3, 2015	46,000
Director	30,000	4.19	Feb. 3, 2015	27,600

Jean-Pierre Ouellet	50,000	4.19	Feb. 3, 2015	46,000
Director	30,000	4.19	Feb. 3, 2015	27,600

Michael Pesner	50,000	5.31	Nov. 8, 2015	0
Director	26,000	5.31	Nov. 8, 2015	0

Notes:

1)	The option exercise price corresponds to the closing price of the common shares of the Company on the TSX the day prior to the share grant date.
2)	Value based on the closing price of the Company’s common shares on the TSX on December 31, 2010 which was $5.11.

Aggregated Option Exercises by Directors During the Financial Year Ended on December 31, 2010 and Financial Year-End Option Values

Name	Shares Acquired	Aggregate Value	Unexercised	Value of
	on Exercise (#)	Realized(1)	Options at Year-	Unexercised in-
		($)	End (#)	the-Money Options
			Exercisable/	at Year-End(2) ($)
			Unexercisable	Exercisable/
Unexercisable

H. Greg Chamandy,
Director and	n/a	n/a	30,000 / 75,000	29,700 / 72,150
Executive Chairman
of the Board

Denis Arcand,
Director and Vice-	n/a	n/a	35,000 / 45,000	97,050 / 72,550
Chairman of the
Board

Réjean Houle
Director	n/a	n/a	35,000 / 45,000	97,050 / 72,550

Raynald Vézina	14,000	39,770	46,000 / 40,000	105,110 / 60,700
Director

Sam Minzberg	n/a	n/a	10,000 / 70,000	9,200 / 64,400
Director

Elaine Ellingham	n/a	n/a	10,000 / 70,000	9,200 / 64,400
Director

Jean-Pierre Ouellet	n/a	n/a	10,000 / 70,000	9,200 / 64,400
Director

Michael Pesner	n/a	n/a	10,000 / 66,000	0 / 0
Director

Notes:

1)	The aggregate realized value is equal to the product of the number indicated in the “Shares Acquired on Exercise” column and the difference between the value of the low price of the Company’s shares on the TSX the day that the director exercised his or her options, and the option price.
2)	The value is based on the closing price of the Company’s common shares on the TSX on December 31, 2010, which was $5.11.
3)

Mr. Lavigne, who resigned from his position as director on October 4, 2010, exercised 10,000 options on November 25, 2010 at a price of $4.19. This was within 60 days of his resignation, as permitted by the Company’s option plan.

Incentive Plan Awards to Directors – Value Earned During the Financial Year Ended on December 31, 2010

Name	Option-based Awards –	Share-based Awards –	Non-equity Incentive
	Value on Vesting During	Value on Vesting During	Plan Compensation –
	the Year(1)	the Year	Value Earned During
	($)	($)	the Year
			($)

H. Greg Chamandy,
Director and Executive	9,300	n/a	n/a
Chairman of the Board

Denis Arcand, Director and
Vice-Chairman of the	25,800	n/a	n/a
Board

Réjean Houle,
Director	25,800	n/a	n/a

Raynald Vézina,
Director	33,300	n/a	n/a

Sam Minzberg	0	n/a	n/a
Director

Elaine Ellingham	0	n/a	n/a
Director

Jean-Pierre Ouellet	0	n/a	n/a
Director

Michael Pesner	1,300	n/a	n/a
Director

Note:

1)	The value earned during the year is determined according to the closing price on the TSX at the day the options became exercisable, minus the amount to be paid by the director for exercising his options.

Composition of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee of the Company is composed of Mr. Sam Minzberg, Mr. Jean-Pierre Ouellet and Mr. Réjean Houle. The compensation of the Executive Chairman of the Board, the President and Chief Executive Officer and the other executive officers is determined by the Board of Directors following recommendations by the committee. As the Board of Directors establishes the salaries of executive officers, it should be noted that the Executive Chairman of the Board and the President and Chief Executive Officer will abstain from the discussion and the ensuing decision concerning their total compensation arrangements.

8.	PERFORMANCE GRAPH

The following graph compares the total cumulative return of $100 invested in the Company’s common shares on December 31, 2005 with the cumulative total return for each of the S&P/TSX Composite Index of the Toronto Stock Exchange (the “TSX”) and the S&P / TSX Canadian Gold Index over the five-year period ended December 31, 2010 (in each case, assuming reinvestment of dividends). The table shows what a $100 investment in each of the above mentioned indices and in common shares of the Company, made on December 31, 2005, would be worth in each of the five years following the initial investment.

FIVE YEAR COMPARISON OF THE CUMULATIVE TOTAL RETURN OF RICHMONT MINES INC., S&P/TSX COMPOSITE INDEX AND THE S&P / TSX GOLD INDEX

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec.31,
	2005	2006	2007	2008	2009	2010
Richmont Mines Inc.	$100.00	$64.37	$72.19	$47.82	$90.12	$117.48
S&P/TSX Composite Index	$100.00	$114.51	$122.71	$79.73	$104.20	$119.25
S&P/TSX Global Gold index	$100.00	$129.25	$123.15	$124.09	$132.67	$167.08

Considering the numerous changes that have taken place with regards to Named Executive Officers since 2005, namely the hiring of new candidates and the departure of certain employees, followed by their successors, it is impossible to establish an adequate comparative analysis of the compensation of the Named Executive Officers with the Company’s performance.

9.	APPOINTMENT OF AUDITORS

Raymond Chabot Grant Thornton LLP (“RCGT”) have been the Company’s auditors since May 18, 2007. For more details regarding the professional fees paid to RCGT, please refer to the section VIII “Audit Committee” included in the Company’s Annual Information Form filed on SEDAR.

Unless authority to vote in respect thereof is withheld, the persons whose name is printed on the proxy form will vote FOR the appointment of RCGT as auditors of the Company, and FOR authorizing the audit committee of the Board of Directors to fix their remuneration.

10.	AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

Introduction

On March 28, 2011, the Company amended and restated the existing shareholder rights plan which is set to terminate in accordance with its terms in 2012 (the “Amended and Restated Rights Plan”). The Amended and Restated Rights Plan is currently effective, but is subject to confirmation by the shareholders of the Company at the meeting. Shareholders will be asked to consider a resolution (the “Rights Plan Resolution”) approving, ratifying and confirming the Amended and Restated Rights Plan and all rights issued pursuant to the Amended and Restated Rights Plan (the “Rights”).

Background

A shareholder rights plan was adopted by the Company’s shareholders in 2002 and, in accordance with the terms set out at that time, the plan required ratification at the Company’s annual meetings in 2005, 2008 and 2011, and would expire in April 2012. In lieu of shareholders ratifying the plan in 2011 for one year only (the plan expires in 2012), the Board of Directors thought it appropriate to bring the shareholder rights plan up to date. Consequently a new shareholder rights plan, which will expire in 2021, will be submitted for shareholder approval at the Company’s annual meeting scheduled to take place on May 13, 2011.

The primary objective of a rights plan is (a) to prevent creeping acquisition of control or an acquisition of control through a partial bid; (b) to provide adequate time to the Board of Directors and shareholders to properly consider and evaluate any unsolicited takeover bid without undue pressure; (c) to provide the Board of Directors and shareholders adequate time to value of all of the assets of the Company and for the Company to undertake a value recognition program if necessary to demonstrate the value of one or more assets; (d) to provide the Board of Directors of the Company adequate time to explore and develop alternatives for maximizing shareholder value if an unsolicited takeover bid is made for the Company and to possibly allow competing bids to emerge; and (e) to provide every shareholder of the Company an equal opportunity to participate in such a bid and to ensure the equal treatment of all shareholders of the Company under such bid. The Ameded and Restated Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Amended and Restated Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. The Amended and Restated Rights Plan is not intended to prevent takeover bids that treat shareholders of the Company fairly and has not been adopted in response to any proposal to acquire control of the Company. On the effective Date, one Right (as defined in the Amended and Restated Rights Plan) was issued and attached to each common share of the Company then outstanding, and one Right will be issued and attached to each common share of the Company subsequently issued.

In choosing to implement a rights plan, the Board of Directors of the Company considered the legislative framework in Canada governing takeover bids. Under provincial securities legislation, a takeover bid means an offer to acquire voting or equity shares of a corporation, where the shares subject to the offer to acquire, together with shares already owned by the bidder and any person or company acting jointly or in concert with the bidder, aggregate 20% or more of the outstanding shares of a corporation, but does not include an offer to acquire if the offer to acquire is a step in an amalgamation, merger, reorganization or arrangement that requires approval in a vote of security holders.

The Company has reviewed the Amended and Restated Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plan. The Company believes that the Amended and Restated Rights Plan preserves the fait treatment of shreholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines. The Amended and Restated Rights Plan contains substantially the same terms and conditions as the 2008 Rights Plan and has been updated to meet current best Canadian corporate practices.

The existing legislative framework for takeover bids in Canada continues to raise the following concerns for shareholders of the Company:

  Time – Canadian securities laws permit a takeover bid to expire 35 days (21 days in the Province of Québec) after it is initiated. The Board of Directors of the Company is of the view that this is not sufficient time to permit shareholders to consider a takeover bid and make a reasoned and unhurried decision as well as permit directors to evaluate a takeover bid, explore, develop and pursue alternatives which it believes are preferable to the takeover bid or which could maximize shareholder value, and make reasoned recommendations to the shareholders.

  Pressure to Tender - A shareholder may feel compelled to tender to a takeover bid which the shareholder considers to be inadequate out of concern that in failing to do so, the shareholder may be left with illiquid or minority discounted Common Shares. This is particularly so in the case of a partial takeover bid for less than all of the Common Shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Amended and Restated Rights Plan provides the shareholder with a tender approval mechanism which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular takeover bid.

  Unequal Treatment: Full Value - While existing Canadian securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Company may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of Common Shares at a premium to market price which premium is not shared with the other shareholders or through a partial bid that may be oppressive to the shareholders of the Company. In addition, a person may slowly accumulate Common Shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Summary

The following is a summary of the principal terms of the Amended and Restated Rights Plan for the Company which is qualified in its entirety by reference to the text of the Amended and Restated Rights Plan. A shareholder or any other interested party may obtain a copy of the Amended and Restated Rights Plan by contacting the Assistant Corporate Secretary, 161 Avenue Principale, Rouyn-Noranda, Québec, J9X 4P6; telephone (819) 797-2465; fax (819) 797-0166, by consulting the Web site SEDAR at www.sedar.com or by consulting the Company’s Web Site at www.richmont-mines.com.

The terms of the Amended and Restated Rights Plan conform to the terms of plans now in place in many other Canadian public companies.

Effective Date

The effective date of the Amended and Restated Rights Plan is March 28, 2011 (the “Effective Date”).

Term

If the Amended and Restated Rights Plan is approved at the Meeting, it will then be in effect until the end of the annual meeting of shareholders of the Company to be held in 2014 unless the Amended and Restated Rights Plan is reconfirmed at that meeting by the shareholders. If the Amended and Restated Rights Plan is so reconfirmed, it will then need to be reconfirmed at every third annual meeting. If it is not reconfirmed it will terminate. Even if reconfirmed by the shareholders, it expires ten years after the Effective Date, at which time a new plan can be adopted.

Issue of Rights

On the Effective Date, one Right was issued and attached to each Common Share outstanding of the Company and will be issued and attached to each Common Share of the Company subsequently issued.

Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable 10 trading days (the “Separation Time”) after a person has acquired, or commenced a takeover bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a takeover bid permitted by the Amended and Restated Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by an Acquiring Person) will permit the purchase by holders of Rights, other than an Acquiring Person, of Common Shares at a 50% discount to their market price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share of the Company on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

  the takeover bid must be made by way of a takeover bid circular;

  the takeover bid must be made to all shareholders of the Company as registered on the books of the Company, other than the Offeror;

  the takeover bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Common Shares of the Company held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the takeover bid and not withdrawn; and

  if more than 50% of the Common Shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of Common Shares for not less than 10business days from the date of such public announcement.

The Amended and Restated Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Amended and Restated Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the takeover bid is made by a takeover bid circular to all holders of Common Shares of the Company. When the Board of Directors exercises the waiver power for one takeover bid, the waiver will also apply to any other takeover bid for the Company made by a takeover bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Amended and Restated Rights Plan has been waived. Additionally, the Board of Directors, acting in good faith, may waive the application of the Amended and Restated Rights Plan for any Flip-in Event by written notice delivered to the Rights Agent (as such term is defined in the Amended and Restated Rights Plan).

Redemption

The Board of Directors with the approval of a majority of the votes cast by shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose may redeem the Rights at $0.000001 per share. Rights will be deemed to have been redeemed by the Board of Directors following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

Prior to the Meeting Time, the Board of Directors may make any changes to the Amended and Restated Rights Plan which the Board of Directors acting in good faith may deem necessary or desirable without the approval of any holders of Rights or Common Shares. After the Meeting, the Board of Directors may amend the Amended and Restated Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board of Directors without such approval may correct clerical or typographical errors and, subject to approval at the next meeting of the shareholders (or holders of Rights, as the case may be) may make amendments to the Amended and Restated Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Amended and Restated Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company. The Board of Directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring 20% or more of the Common Shares of the Company are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Approval of the Directors

The directors of the Company have unanimously adopted and approved the Amended and Restated Rights Plan. In adopting the Amended and Restated Rights Plan, the directors concluded, for the reasons discussed above, that it was in the best interests of the Company and the shareholders to do so.

The directors unanimously recommend that shareholders ratify, confirm and approve the Amended and Restated Rights Plan by voting FOR the Rights Plan Resolution at the meeting.

The directors believe that the Amended and Restated Rights Plan preserves the fair treatment of shareholders of the Company, is consistent with Canadian’s corporate practice and addresses institutional investor guidelines.

Shareholder Approval

The Amended and Restated Rights Plan is subject to confirmation and approval by the shareholders of the Company at the Meeting, failing which the Amended and Restated Rights Plan will terminate, all outstanding Rights (as defined in the Summary) will be null and void and the Company will no longer have any form of shareholder rights plan. The Rights Plan Resolution must be passed by a simple majority of votes at the Meeting:

“BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS:

1.
THAT the Amended and Restated Shareholder Rights Plan adopted by the Board of Directors of Richmont Mines Inc. (the “Company”) on March 28, 2011 on the tems of the Amended and Restated Shareholder Rights Plan dated as of March 28, 2011 between the Company and Computershare Investor Services Inc., as Rights Agent, and all Rights issued pursuant to such Plan, are hereby ratified, confirmed and approved; and

2.
THAT any one director or officer be, and each of them is hereby authorized and directed, for and in the name of and on behalf of the Company, to execute and deliver or cause to be delivered all such documents, and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this resolution.”

Unless specified in the form of proxy that shares represented by the proxy shall be voted against, the persons whose names are printed on the proxy form will vote FOR the Rights Plan Resolution.

11.	AMENDMENTS TO ARTICLES

On February 14, 2011, the Companies Act (Québec) was replaced by the new Business Corporations Act (Québec) (the “Business Corporations Act”).

The new Business Corporations Act provides that a corporation may hold shareholder meetings at a place outside of the Province of Québec if the articles so allow. The Board of Directors believes that it would be beneficial both to the Company and its shareholders to give the Board flexibility to permit shareholder meetings to be held outside of the Province of Québec.

The new Business Corporations Act further provides that if the articles so allow, the directors of a corporation that is a reporting issuer may appoint one or more additional directors to hold office for a term expiring not later than the close of the annual shareholders meeting following their appointment, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the annual shareholders meeting preceding their appointment. The Board believes that it would be beneficial to the Company and its shareholders to give the Board flexibility to add directors who possess expertise and knowledge relevant to the Company’s operations from time to time between two annual shareholder meetings. Pursuant to its articles, the business of the Company is managed by a Board of Directors composed of a maximum of eleven directors.

Accordingly, the Board of Directors, at its meeting held on March 28, 2011, adopted a resolution to amend the articles of incorporation of the Company. In accordance with the Business Corporations Act (Québec), amendments to the Company’s articles of incorporation must be approved by the shareholders. The shareholders will be asked to consider and, if deemed advisable, approve the following Special Resolution amending the articles of incorporation of the Company at the Meeting:

“BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS:

1.
THAT the articles of incorporation of the Company be amended to include provisions to the effect that: (i) the board of directors may, at its discretion, appoint one (1) or more directors, who shall hold office for a term expiring no later than the close of the annual meeting of shareholders following their appointment, but the total number of directors so appointed may not exceed one-third (1/3) of the number of directors elected at the annual meeting of shareholders preceding their appointment; and (ii) the board of directors may, at its discretion and from time to time, determine the place, whether within or outside of the Province of Québec, where a meeting of shareholders shall be held; and

2.
THAT any director or officer of the Company be, and each of them is hereby authorized and directed, for and in the name of and on behalf of the Company, to execute and deliver or cause to be delivered Articles of Amendment under the Business Corporations Act (Québec) and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution.

The Board of Directors and management believe that the proposed amendments to the articles of incorporation of the Company are in the best interests of the Company and accordingly, the Board of Directors and management are recommending that the shareholders vote FOR the approval of the Special Resolution, which requires an affirmative vote of not less than two-thirds (2/3) of the votes cast, in person or by proxy, at the Meeting in order to be adopted. Unless specified in the form of proxy that shares represented by the proxy shall be voted against, the persons whose names are printed on the proxy form will vote FOR the approval of the Special Resolution.

12.	AMENDMENT TO BY-LAWS

If the shareholders vote in favour of the amendments to the articles of incorporation of the Company, the Company’s By-laws will also need to be modified to permit the Board of Directors to appoint one or more directors.

In accordance with the Business Corporations Act, this amendment is submitted to the shareholders for approval and ratification. At the meeting, the shareholders will be asked to consider and, if deemed advisable, to adopt the following resolution pertaining to the By-laws, in order to ratify the amendment to the By-laws:

“BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS:

1.	THAT the amendment to the Company’s By-laws, as described above, be and it is hereby approved and ratified; and

2.
THAT any one director or officer be, and each of them is hereby authorized and directed, for and in the name of and on behalf of the Company, to execute and deliver or cause to be delivered all such documents, and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this resolution.”

The Board of Directors and management believe that the proposed amendment to the Bylaws of the Company is in the best interests of the Company and, accordingly, the Board of Directors and management are recommending that the shareholders vote FOR the approval of the By-law Resolution. Unless specified in the form of proxy that shares represented by the proxy shall be voted against, the persons whose names are printed on the proxy form will vote FOR the approval of the By-law Resolution.

13.	CORPORATE GOVERNANCE

Corporate Governance Practices

Board of Directors

The Board of Directors is comprised of nine directors, most of whom are independent as defined by Regulation 58-101 respecting Disclosure of Corporation Governance Practices (“Regulation 58-101”). A Director is considered to be independent only once the Board of Directors has determined that he or she does not have any material relationship, directly or indirectly, with the Company or any of its affiliates. According to the Regulation 52-110 respecting audit committees, a material relationship exists when the relationship could reasonably cause the independent judgment of a director to be effected. The independent directors within the meaning of Regulation 58-101 are Denis Arcand, Vice-Chairman of the Board, Réjean Houle, Raynald Vézina, Elaine Ellingham, Sam Minzberg, Jean-Pierre Ouellet and Michael Pesner. H. Greg Chamandy is not considered to be independent as he performs certain management tasks, and is eligible to receive annual compensation in the form of a bonus, the latter of which is directly linked with the Company’s performance. Martin Rivard, as President and Chief Executive Officer of the Company, is not considered to be independent.

Following a recommendation by the Corporate Governance Committee on November 1st, 2010, the Board of Directors determined that its independent members would meet for a period of time during each regular directors meeting, without the Company’s management and non-independent members being present. Therefore, between November 1, 2010 and March 31, 2011, a total of 3 regular Board of Director meetings took place, during which the independent members successfully met without management and non-independent members being present.

As the Executive Chairman of the Board of Directors is not considered to be independent, the Board of Directors named Elaine Ellingham as the Lead Director on November 1, 2010. In this role, she is responsible for ensuring that the Board remains independent of management, for studying the comments and requests made by the independent directors, and for presiding over the meetings held by the independent directors without management and non-independent directors being present, and subsequently for outlining their deliberations to the Board of Directors.

The following table shows the meeting attendance of each director between January 1st, 2010 and March 31, 2011.

Director	Board of Directors Meetings	Audit Committee Meetings	Human Resources and Compensation Committee Meetings	Governance and Ethics Committee Meetings	Environmental, Health and Safety Committee(1)
H. Greg Chamandy	17 of 17	n/a	n/a	n/a	n/a
Martin Rivard	17 of 17	n/a	n/a	n/a	1 of 1
Denis Arcand	17 of 17	8 of 8	n/a	n/a	n/a
Réjean Houle	16 of 17	n/a	3 of 3	n/a	1 of 1
Raynald Vézina	15 of 17	7 of 8	n/a	4 of 4	n/a
Elaine Ellingham	16 of 17	n/a	n/a	4 of 4	1 of 1
Sam Minzberg	15 of 17	1 of 1	3 of 3	n/a	n/a
Jean-Pierre Ouellet	15 of 17	n/a	3 of 3	4 of 4	n/a
Michael Pesner (2)	4 of 4	3 of 3	n/a	n/a	n/a
A. Michel Lavigne (3)	9 of 12	4 of 4	n/a	n/a	n/a

Notes:
1)	The Environmental Health and Safety Committee was established by the Board of Directors on December 8, 2010.

2)	Mr. Michael Pesner was named a director and Chairman of the Audit Committee on November 1, 2010. The table above therefore outlines the number of meetings that Mr. Pesner attended after November 1, 2010.

3)
Mr. A. Michel Lavigne resigned from his position of director and Chairman of the Audit Committee on October 4, 2010. The table above therefore outlines the number of meetings that Mr. Lavigne attended between February 4, 2010, the day he was nominated as a director, and October 4, 2010.

Certain directors and nominees for election as directors also serve on the Boards of Directors of other reporting issuers. The following table presents, for each director and nominee for election as director, the other reporting issuers for which they serve as directors.

Director	Other Reporting Issuers
Elaine Ellingham	Prelim Capital Inc. and Continental Nickel Limited
Sam Minzberg	HSBC Bank Canada and Reitmans (Canada) Limited
Jean-Pierre Ouellet	GBO Inc.
Michael Pesner	Quest Rare Minerals Ltd., Prestige Telecom Inc., Mint Technology Corp., Sand Technology Inc., Bitumen Capital Inc.

Mandate of the Board of Directors

The Board of Directors is responsible for the general management of the Company, and each director must act in the best interests of the Company and its shareholders. The Board appoints the members of the senior executive team, advises them and oversees their performance. In addition to generally overseeing the management and commercial affairs of the Company, the Board is also responsible for:

(i)	ensuring, whenever possible, that the President and Chief Executive Officer and the other executive officers are honest and create a culture of integrity throughout the organization;

(ii)	collaborating with the Company’s management to define the Company’s mission and long-term strategy, particularly taking into account the opportunities and risks of the business;

(iii)	defining the principal risks of the Company’s activity and ensuring the implementation of appropriate systems to manage these risks;

(iv)	planning succession, particularly with regards to appointing or reconfirming the executive officers in their positions;

(v)	adopting a code of conduct for the Company, amending it as needed, and enforcing it and interpreting it, as the case may be;

(vi)	adopting a communications policy for the Company and controlling its application;

(vii)	ensuring that the Company’s internal control systems are in place and effective; and

(viii)	developing the Company’s vision in matters of governance, particularly by means of governance guidelines adopted by the Company.

The Board may discharge its responsibilities directly or indirectly through one of its committees.

Position Description

The Board of Directors established a written description of the roles of Executive Chairman of the Board of Directors and President and Chief Executive Officer. In addition, each committee has a charter that outlines both the duties of the committee and those of its chairman.

In general, the chairman of each Board sub-committee must assume leadership of the said committee and must ensure that the committee carries out its functions in an effective manner. Furthermore, the chairman of each sub-committee must preside over every meeting of his or her sub-committee, must ensure that the sub-committee has all documents necessary to make decisions, and must provide the Board of Directors with an appropriate synopsis of his or her sub-committee’s deliberations.

Orientation and Continuing Education

The Company does not offer a formal orientation and education program for new directors. Each new director meets with the Executive Chairman of the Board and the President and Chief Executive Officer of the Company to familiarize himself or herself with the Company’s activities. New directors also have the opportunity to familiarize themselves with the Company by speaking to other directors, by reading documents provided by the officers (policies, Code of Ethics, reports, etc) and by visiting various mining sites.

During every quarterly Board of Directors meeting, directors are given a thorough presentation detailing the performance of the Company’s operations and mining sites over the 3 month period, during which they may ask questions or obtain additional details if he or she wishes. In addition, if appropriate or should the directors request it, a presentation may be given to the directors detailing the method by which the Company calculates its Reserves and Resources. Such a presentation took place in 2010 for the directors. Equally, when appropriate and judged necessary and useful by the Company, a director may take a course or enroll in training sessions pertinent to their role, and the Company will reimburse any reasonable costs associated with this training.

When considered necessary or advisable, the Executive Chairman of the Board and the President and Chief Executive Officer will provide directors with information regarding topics of interest to the directors, such as fiduciary duties, continuous disclosure obligations and International Financial Reporting Standards.

Ethical Business Conduct

The Board has a Code of Ethics for individuals responsible for financial information, including the President and Chief Executive Officer, the Director, Finance, the Vice-President, Operations and any other person performing functions that are connected to the objective of the Code of Ethics. The Code of Ethics, which is under the responsibility of the Audit Committee, is reviewed and reassessed annually and must be signed by all associated employees every year. A copy of such code may be obtained by making a request to the Assistant Corporate Secretary of the Company. The Board also has a Code of Business Conduct and Ethics for its directors, officers and employees. The Company similarly has a whistle blower policy under the terms of which employees can report an offence to the Code of Business Conduct and Ethics, or voice a concern relating to possible irregularities with regards to internal accounting, auditing or internal controls, by communicating confidentially with the chairman of the Audit Committee by email, mail or telephone. A memo was sent to all employees of the Company explaining this procedure. Furthermore, no director may participate in any Board discussion regarding a matter in which he has a conflict of interest, and may not vote on any such matter.

Nomination of Directors

The Board does not have a nominating committee to identify new candidates for Board nomination, however the Governance and Ethics Committee exercises all of the functions of a Nominating Committee. Comprised entirely of independent directors, the Governance and Ethics Committee makes recommendations to the Board regarding selection criteria for directors, and periodically reviews the criteria the Board has adopted, as the case may be.

When necessary, the Board looks for candidates with varied backgrounds, who can contribute to the overall performance of the Board, and who have demonstrated integrity, independence, experience and leadership in the past. Directors and members of senior management may recommend a candidate to the committee if he or she believes that the individual possesses the required abilities to successfully perform the duties of a director. The Governance and Ethics Committee is responsible for conducting an interview with the candidate, from which it will form recommendations that will then be given to the Board of Directors.

Human Resources and Compensation Committee

The Board has a Human Resources and Compensation Committee composed entirely of independent directors. The Committee meets at least once a year to make recommendations to the Board on the remuneration of company’s employees, executive officers and directors. The Committee takes into consideration the responsibilities and workload of executive officers in formulating its recommendations and favours giving key personnel competitive compensation in order to keep them with the Company.

Governance and Ethics Committee

The Board has a Governance and Ethics Committee, which meets at least once a year, is composed entirely of independent directors. The Governance and Ethics Committee’s mandate is to evaluate every aspect of the Company’s governance practices. In particular, the Committee examines the effectiveness of the Company’s governance practices at regular intervals, and reviews the role and the mandate of the Board and its committees.

Audit Committee

The Board has another committee, the Audit Committee. The information on the Audit Committee is presented in Part VIII of the Company’s Annual Information Form for the year ended December 31, 2010, a copy of which is available on the SEDAR Web Site at www.sedar.com.

Environmental, Health and Safety Committee

On December 8, 2010, the Board of Directors created the Environmental, Health and Safety Committee, composed of a majority of independent directors. The Committee is responsible for evaluating whether the Company’s current environmental, health and safety practices are appropriate, for ensuring that these practices are standardized across all of the Company’s divisions, and for making recommendations when appropriate. The Chairman of the Environmental, Halth and Safety Committee is responsible for providing the Board of Directors with an account of the committee.

Assessment

The Executive Chairman of the Board is responsible for assessing the effectiveness of the Board as a whole, and of the directors individually, and for making recommendations when appropriate. If deficiencies are discovered, the Executive Chairman of the Board must mention them to the other directors and corrections must be introduced and made. A more formal evaluation procedure may be installed if the Board of Directors deems it appropriate. Each Board committee is responsible for assessing its own performance.

14.	OTHER BUSINESS

Management of the Company is not aware of any amendments or changes to the matters identified in the Notice of Meeting, nor of any other matters that may be properly brought before the meeting, other than those identified in the Notice. However, if such amendments, changes, or other matters should be properly brought before the Meeting, the enclosed proxy form confers discretionary authority to the persons named therein to vote on these matters as they may deem advisable.

15.	ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR Web Site (www.sedar.com). Financial information concerning the Company is included in its annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2010. Shareholders who wish to obtain a copy of the consolidated financial statements, the MD&A, the Annual Information Form may do so without charge by contacting the Company as follows:

By Internet:	www.richmont-mines.com
By e-mail:	info@richmont-mines.com
By phone:	514 397-1410
By fax:	514 397-8620
By mail:	Investor Relations
c/o Jennifer Aitken
Richmont Mines Inc.
1501 McGill College Avenue, Suite 2930
Montreal, Quebec H3A 3M8

16.	APPROVAL

The content and the distribution of this management information circular to the shareholders of the Company have been approved by the Board of Directors.

Dated this 4th day of April, 2011.

/s/ Sidney M. Horn
Sidney M. Horn
Secretary

www.richmont-mines.com